Exhibit 99.1
FOR IMMEDIATE RELEASE
November 4, 2009, SINGAPORE (SST)
Contact:
Chartered Semiconductor Manufacturing:
U.S. Contact: Tiffany Sparks, +1 408 941.1185, tiffanys@charteredsemi.com
Singapore Contact: Evangelina Wee, +65 6339 9110, ewee@kreabgavinanderson.com
U.S. IR Contact: Suresh Kumar, +1 408 941.1110, sureshk@charteredsemi.com
Singapore IR Contact: Li Chuen Lim, +65 6360 4060, lclim@charteredsemi.com
ATIC:
U.S. Contact: Amanda Orr, +1 202 295.8786, amanda.orr@harbourgrp.com
Abu Dhabi Contact: Hanan Harhara +971 50 812 5183, hanan.harhara@atic.ae
ATIC’S ACQUISITION BID APPROVED BY CHARTERED SHAREHOLDERS
SINGAPORE — November 4, 2009 — Advanced Technology Investment Company LLC (ATIC) of Abu Dhabi and Chartered Semiconductor Manufacturing Ltd. (Chartered) of Singapore announced that Chartered shareholders today voted in favor of ATIC’s offer to acquire Chartered. The proposal was approved by 82.56 percent of the shareholders present and voting in person or by proxy, representing 99.83 percent of the shares held by shareholders.
“Chartered shareholders have spoken overwhelmingly in favor of the acquisition, and I believe this reflects their recognition that the offer by ATIC provides them with an opportunity to realize their investment. While the acquisition still requires other customary approvals, today’s vote was an important milestone in the overall process. We want to thank Chartered shareholders for their careful consideration, participation, and support, as we believe this offer enables Chartered to accelerate its goal of becoming a leading player in the semiconductor industry,” said Jim Norling, chairman of the board of directors at Chartered.
On September 7, ATIC made its offer by way of a Scheme under section 210 of the Companies Act of Singapore. Following today’s shareholder approval, the Scheme still requires approval by the High Court and other certain approvals. The Scheme shall become effective and binding upon the lodgement of a copy of the order of the Court approving the Scheme with the Accounting and Corporate Regulatory Authority of Singapore.
“This is another positive step toward the combination of two great companies, Chartered and Globalfoundries,” said Ibrahim Ajami, chief executive officer of ATIC. “By bringing together the talent, technology and experience of both companies and supporting it with our long-term philosophy and patient capital, we offer something unique and competitive to customers and partners in this industry.”
ATIC is a technology investment company wholly owned by the government of Abu Dhabi. This acquisition is its second major investment in the semiconductor industry and follows the company’s March 2009 creation of GLOBALFOUNDRIES, a U.S.-headquartered, leading-edge semiconductor manufacturing company and a joint venture with AMD. The acquisition of Chartered is made through ATIC International Investment Company LLC, a wholly owned subsidiary of ATIC. Once the transaction is completed, ATIC will be the sole owner of Chartered.
RESPONSIBILITY STATEMENT
The directors of Chartered Semiconductor Manufacturing Ltd. (Chartered) (including those who may have delegated detailed supervision of this Press Release) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Press Release are fair and accurate and that no material facts have been omitted from this Press Release, and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or publicly available sources, the sole responsibility of the directors of Chartered has been to ensure through reasonable enquiries, that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this Press Release. The directors of Chartered do not accept any responsibility for any information relating to or opinions expressed by or on behalf of Advanced Technology Investment Company LLC and/or ATIC International Investment Company LLC.
The directors of both the Advanced Technology Investment Company LLC (ATIC) and ATIC International Investment Company LLC (including those who may have delegated detailed supervision of this Press Release) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Press Release are fair and accurate and that no material facts have been omitted from this Press Release, and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or publicly available sources, the sole responsibility of the directors of ATIC and the directors of ATIC International Investment Company LLC has been to ensure through reasonable enquiries, that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this Press Release. The directors of ATIC and the directors of ATIC International Investment Company LLC do not accept any responsibility for any information relating to or opinions expressed by or on behalf of Chartered.
For more information on the announcement, go to: www.advancedtechnologyic.com and www.charteredsemi.com.
About Chartered
Chartered Semiconductor Manufacturing Ltd. (Nasdaq: CHRT, SGX-ST: CHARTEREDSC), one of the world’s top dedicated semiconductor foundries, offers leading-edge technologies down to 40/45 nanometer (nm), enabling today’s system-on-chip designs. The company further serves its customers’ needs through a collaborative, joint development approach on a technology roadmap that extends to 22nm. Chartered’s strategy is based on open and comprehensive design enablement solutions, manufacturing enhancement strategies, and a commitment to flexible sourcing. In Singapore, the company owns or has an interest in six fabrication facilities, including a 300mm fabrication facility and five 200mm facilities. Information about Chartered can be found at www.charteredsemi.com.

About ATIC
The Advanced Technology Investment Company (ATIC) was created in 2008. A technology investment company wholly owned by the Government of Abu Dhabi, ATIC is focused on making significant investments in the advanced technology sector, both locally and internationally. Its mandate is to generate returns that deliver long-term benefits to the Emirate of Abu Dhabi.
ATIC seeks to leverage the unique advantages it enjoys as an investor from the Emirate of Abu Dhabi to identify and realize long-term investment opportunities in the highly competitive and capital-intensive advanced technology sector. These advantages include significant and reliable capital, a patient investment philosophy, and a subsequently long-term investment horizon. For more information about ATIC visit www.advancedtechnologyic.com
Forward-Looking Statement
This Press Release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements relating to the future plans of Chartered following the acquisition and the expected benefits from the acquisition. These forward-looking statements are based on the current expectations of the management of Chartered and the management of ATIC and ATIC International Investment Company LLC (as applicable) and are subject to risks and uncertainties that could cause actual results to differ materially from expectations. These forward-looking statements should not be relied upon as predictions of future events as Chartered, ATIC and ATIC International Investment Company LLC cannot assure you that the events or circumstances reflected in these statements will be achieved or will occur. In particular, Chartered, ATIC and ATIC International Investment Company LLC cannot assure you that the Scheme will be approved by the High Court of Singapore, that other conditions precedent to the closing of the transaction will be satisfied or that such acquisition will occur.